Mail Stop 3561

January 9, 2008

Adam Radly
Chief Executive Officer and President
Inova Technology Inc.
233 Wilshire Blvd., Suite 400
Santa Monica, CA 90401

> **Re: Preliminary Proxy Statement on Schedule 14A**
> **Filed December 21, 2007**
> **File No. 000-27397**

Dear Mr. Radly:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please include page numbers in your revised proxy materials.

2.   Please include, in an appropriate place, the disclosure required by Item 405 of Regulation S-B incorporated into Item 7 of Schedule 14A regarding compliance with Section 16 of the Securities Exchange Act of 1934.

Schedule 14A Cover Page

3.   Please include a checkbox on the cover to indicate that the proxy statement is being filed by the registrant. See Schedule 14A.

Proxy Statement

4.   We note your disclosure in the second paragraph that the proxy statement is dated December 21, 2007. Please also disclose the date on which materials are first sent to shareholders. See Item 1(b) of Schedule 14A.

Proxy Solicitation

5.   We note your disclosure in the third paragraph under this sub-heading of the number of shares outstanding as of November 2, 2007. Please revise the date here and throughout the proxy statement to disclose the number of shares as of a more recent date.

6.   We note your disclosure that 600,000,000 shares are entitled to vote at the company's annual meeting. Please disclose whether, under Nevada law, the remaining 128,088,082 shares that were issued in excess of the company's authorized shares are considered outstanding and whether such shares will be counted for any purpose, including the determination of whether a quorum is present.

Directors and Executive Officers

7.   Please disclose for each of your officers and directors how long each has served in their position with the company. In addition, please include dates of employment in each of the officers and directors biographies so that their business experience for the past five years is clear. See Item 401 of Regulation S-B incorporated into Item 7 of Schedule 14A. Also, please remove from the biographies the statements regarding revenue, earnings before income tax or profits growth, capital raising, corporate objectives at other companies, information about magazine articles and other similar statements or provide support for these statements.

Transactions with Related Persons

8.   Please provide additional detail regarding the loan from Mr. Radly including the material terms, due date and interest rate. See Item 404(a)(5) of Regulation S-B incorporated into Item 7 of Schedule 14A.

Director Independence

9.   Please expand the disclosure under this sub-heading to specify which rules the company is using to determine director independence. See Item 407(a)(1) of Regulation S-B incorporated into Item 7 of Schedule 14A.

Director Attendance and Board Committees

10. Please disclose whether each director attended at least 75% of the meetings held during the previous year. In addition, please disclose how many directors attended last year's annual meeting. See Item 407(b) of Regulation S-B.

11. Please disclose whether the full board discussed the items specified in Item 407(d)(3) with the company's registered independent public accountant.

Executive Compensation

12. We note that your Form 10-KSB for the year ended April 30, 2007 was signed by Bob Bates as Chief Financial Officer; however, his name does not appear in the proxy statement. Please advise as to why Mr. Bates is not required to be identified as an executive officer of the company pursuant to Item 401 of Regulation S-B and included as a named executive officer pursuant to Item 402 of Regulation S-B.

13. Please provide the narrative disclosure required by Item 402(c) of Regulation S-B related to the Summary Compensation Table.

14. We note your disclosure that there were no outstanding equity awards at the end of your most recent fiscal year; however, the Summary Compensation Table indicates that the company expensed amounts related to stock awards held by Mr. Aunger during fiscal 2007. Please advise or revise to include the disclosure required by Item 402(d) of Regulation S-B.

15. Please disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to financial statements or a discussion in management's discussion and analysis. See Instruction to Item 402(b)(2)(v) of Regulation S-B.

Proposal No. 2: Implementation of a Reverse Stock Split of the Company's Stock

16. Please disclose whether the proposed reverse stock split would have any of the effects enumerated in Rule 13e-3(a)(3) under the Securities Exchange Act of 1934.

17. We note your disclosure in the third paragraph under this sub-heading regarding the vote required by Nevada law. Please expand this disclosure to include the treatment of broker non-votes and abstentions. See Item 21 of Schedule 14A.

Shareholder Proposals

18. Please provide the information required by Rule 14a-5(e) with respect to matters submitted by shareholders.

Information Incorporated by Reference

19.   Please provide the information required by Rule 14a-3(b)(10).

Proxy Card

20.   Please disclose in bold type on the proxy card that the solicitation is being made by the directors of the company. See Rule 14a-4(a). Also, please include a column to permit holders to vote against the nominees for director.

*****

As appropriate, please amend your filing in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Samuel Whitley
        Whitley Law Group, P.C.